August 30, 2019

Jayson Panopio
Chief Executive Officer
IJascode Handsoff Marketing System, LLC
333 Lantana Street, Suite 126
Camarillo, CA 93010

       Re: IJascode Handsoff Marketing System, LLC
           Offering Circular on Form 1-A/A
           Amended on August 23, 2019
           File no. 024-11044

Dear Mr. Panopio:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2019 letter.

Offering Circular on Form 1-A/A, filed on August 23, 2019

Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. We note your revised disclosure regarding the "minimal revenue" recognized since the
      Company's inception. We further note that you recognized revenues of $62,293 in 2018.
      Based on your product pricing found on page 25, it would appear that you may have several hundred customers. As most of your product plans are multi year arrangements, please expand your footnotes to quantify the outstanding deferred revenue recorded on your balance sheet or tell us why no separate note or financial statement caption is necessary.
 Jayson Panopio
FirstName LastNameJayson Panopio LLC
IJascode Handsoff Marketing System,
Comapany NameIJascode Handsoff Marketing System, LLC
August 30, 2019
Page 2
August 30, 2019 Page 2
FirstName LastName
Exclusive Selection of Forum, page 14

2. We note your response to prior comment six. Please expand your discussion of your arbitration provisions to include within the body of your offering circular a more complete description of the provision. Disclose the relevant forum for arbitration, as well as whether or not arbitration is the exclusive means of resolving disputes between the company and its shareholders. Disclose whether or not the provision applies to claims under the federal securities laws, and if so, please provide risk factor disclosure in this regard. Likewise, address any uncertainty about whether or not a court would enforce the provisions. Lastly, please address the impact of the arbitration provision on claims arising under other applicable state or federal laws.
Plan of Distribution, page 19

3. We note your response to prior comment eight, and your statement that "the company follows Rule 3a4-1 of the Exchange Act...and that the company is certain that none of its product-sales affiliates, officers, directors, executives, and employees are authorized and/or licensed as brokers." Please provide us with a complete analysis demonstrating how the company meets the requirements laid out in Rule 3a4-1 of the Exchange Act, such that associated parties of Ijascode shall not be deemed brokers solely by reason of their participation in the sale of securities under the Offering Circular.
Selling Security Holders, page 21

4. We note your response to prior comment nine. By virtue of their positions with the company, Messrs. Panopio, Partida, and Holiday, along with Ms. Stearns, appear to be affiliates of the company, and all are offering shares pursuant to your offering circular as selling securityholders. Therefore, please revise Part I, Item 4 of your your offering circular to indicate that your proposed offering does involve the resale of securities by affiliates of the issuer.
General

5. We note your response to prior comment 12, but are unable to confirm that you made the requested revision. Please revise to indicate who is signing in the capacity of principal accounting officer.
 Jayson Panopio
IJascode Handsoff Marketing System, LLC
August 30, 2019
Page 3

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



FirstName LastNameJayson Panopio                    Sincerely,
Comapany NameIJascode Handsoff Marketing System, LLC
                                                    Division of Corporation
Finance
August 30, 2019 Page 3                              Office of
Telecommunications
FirstName LastName